Exhibit 10.6

EMPLOYMENT AGREEMENT

This Employment Agreement (this “Agreement”) is entered into effective as of this 6th day of July, 2019 by and between Michael Cammarata (the “Executive”) and Neptune Solutions Bien-Être Inc. and Neptune Holdings USA, Inc. (collectively, the “Company”).

WHEREAS, the Company and the Executive wish to enter into this Agreement to set forth the terms and conditions of the Executive’s employment with the Company.

NOW THEREFORE, in consideration of the mutual covenants, promises and obligations set forth herein, the parties agree as follows:

1. Term. The Executive’s employment hereunder will commence on July 8th, 2019 (the “Effective Date”) and will continue for three (3) years thereafter, provided that on the third (3rd) anniversary of the Effective Date and on each one (1) year anniversary thereafter (such date and each one-year anniversary thereafter, a “Renewal Date”) this Agreement shall be deemed to be automatically extended upon the same terms and conditions for successive one (1) year periods unless either party provides written notice of its intention to not extend the term of this Agreement at least ninety (90) days’ prior to the applicable Renewal Date. The period during which the Executive is employed by the Company hereunder is referred to as the “Term”.

2. Position and Duties.

2.1 Position. During the Term, the Executive will serve as Chief Executive Officer of the Company (or acting Chief Executive Officer pending Health Canada security clearance) and will report to the board of directors of the Company (the “Board”). The Executive will have such duties, authority and responsibility as determined from time to time by the Board and as are reasonably consistent with the Executive’s position. The Executive will be a fiduciary of the Company and shall act at all times in the Company’s best interests.

2.2 Duties.

(a) During the Term, the Executive will devote substantially all of his business time and attention to the business of the Company, carry out his duties and responsibilities to the best of his ability and use his reasonable best efforts to promote the interests of the Company and its affiliates. All officers of the Company will report directly or indirectly to the Executive. The Executive may not engage in any outside business activities which significantly conflict or interfere with the performance of the Executive’s duties or obligations hereunder. To the best of his knowledge, the Executive shall disclose to the Board all board (or equivalent) or advisory roles held by the Executive that create a likely or actual conflict of interest and, if the likely or actual conflict of interest reasonably raises a significant concern with respect to compliance with applicable laws or regulations, on the request of the Board and after meaningful consultation with the Executive, the Executive will extricate himself from such likely or actual conflict of interest.

(b) Subject to Section 2.2(a), the Executive’s fiduciary duty to the Company and compliance with all applicable laws, and notwithstanding anything to the contrary in any policies or Code of Conduct of the Company, during the Term:

(i)	the Executive may (i) serve on the board of directors (or any similar governing body) of non-profit and for-profit companies, (ii) participate in charitable, civic, educational, professional, community or industry organizations or affairs, (iii) continue to manage Executive’s current and future personal and family investments (including those conducted through the Executive’s family office), and (iv) engage in any other outside business activity (including, without limitation, acting as an advisor, consultant, or in a similar capacity), whether or not such activity is pursued for gain, profit or other pecuniary advantage; and

(ii)

nothing contained in any other agreement of the Company or any rule or policy of the Company shall restrict, impair or preclude any investment, management or other activity carried on by the Executive, the Executive’s family office and their respective affiliates, and the Company acknowledges and agrees that during the Term and thereafter (i) the Executive, his family office and their respective affiliates may currently hold or, in the future, may make investments in, or lend money to, third parties, including third parties in the same or similar line of business as the Company, and in connection with such investments or loans may serve on the board of directors (or any similar governing body) of any such third persons and/or may provide management, consulting or other services to such third parties and (ii) that, subject to the provisions of Section 7, the Executive, his family office and their respective affiliates may hold or make investments in, lend money to, serve on the board of directors (or any similar governing body) of or provide services to such third parties.

(c) Notwithstanding Section 2.2(a) or Section 16, the Company agrees that the Executive may concurrently act as Chief Executive Officer of Schmidt’s Naturals for up to ninety (90) days from the Effective Date so the Executive can transition away from such employment, provided the Executive uses his reasonable best efforts to uphold all of the Executive’s employment duties to the Company taking into account the Executive’s Chief Executive Officer role at Schmidt’s Naturals. For greater certainty, Executive may provide advisory services as an advisor, consultant, director or otherwise to Schmidt’s Naturals during and following such ninety (90) day period.

(d) On or as soon as practical following the Effective Date, the Executive will be appointed a director on the Board and the Company will include the Executive as a nominee for election as a director at each annual shareholder meeting during the Term. During the Term, the Executive agrees to act as a director on the Board and as a director and/or officer of affiliates of the Company without further compensation.

(e) The Executive will comply with all Company written rules and policies, including the Code of Conduct and Insider Trading Policy. The Company may, from time to time and in writing, amend, alter, change, delete or establish new rules and policies to meet the business needs of the enterprise. The Executive agrees that, immediately upon receiving notice and a copy of such revised policies, the Executive’s employment will be governed by such revised policies.

3. Place of Performance. The Executive’s place of employment will be the Executive’s residence or other office location in Florida as determined by the Executive, provided that the Executive will be expected to travel to and spend sufficient time in the Company’s corporate offices in order to properly supervise the Company’s management teams and accomplish the Company’s goals and strategies, as well as such other locations as may be required by the Company to operate and grow its business.

4. Compensation.

4.1 Base Salary. The Company will pay the Executive an annual base salary of one million dollars ($1,000,000) in accordance with the Company’s normal payroll practices but at least as frequently as monthly. The Executive’s base salary will be reviewed from time to time by the Board and the Board may, but will not be required to, increase the base salary during the Term. The Executive’s base salary, as in effect from time to time, may not be reduced and is referred to as “Base Salary”.

4.2 Annual Bonus. The Executive will be eligible to participate in the Company’s annual bonus program, with an annual target bonus opportunity of no less than 75% of Base Salary (“Target Bonus”). The annual bonus paid to the Executive in any year (a “Bonus”) will be determined based on the achievement of corporate and individual performance goals established by the Board in consultation with the Executive for each fiscal year, before the commencement of the fiscal year or within the first ninety (90) days of each fiscal year. A Bonus, if awarded, will be paid to the Executive no later than ninety (90) days after the end of the fiscal year for which such Bonus was earned. For 2019, the Executive shall be eligible to receive a pro-rated Bonus (calculated as the Bonus that would have been paid for the entire fiscal year, multiplied by a fraction, the numerator of which is equal to the number of days the Executive was employed by the Company in the applicable fiscal year and the denominator of which is equal to the total number of days in such year), and the applicable performance goals will be established within 90 days after the Effective Date.

4.3 Long Term Incentive Opportunity. The Executive will receive a long-term incentive in the form of a one-time cash payment from the Company of $15 million dollars less applicable withholdings (the “LTI”) payable if the Company’s US market capitalization (“EV”) based on the 30-day volume weighted average trading price of the Shares on NASDAQ is at least $1 billion (the “LTI Condition”) during the Term. The LTI will be paid to Executive within ten (10) days after the date on which the LTI Condition has been satisfied.

4.4 New Hire Equity Grants. In consideration of the Executive entering into this Agreement and as an inducement to join the Company, on the Effective Date, and conditional on shareholder approval as set out below, the Company will grant the Executive, pursuant to the Company’s equity incentive plan, an aggregate twelve (12) million equity awards (“New Hire Equity Awards”) in the form of options and restricted stock units (“RSUs”), as set out below, as follows:

(a) 1,200,000 time-based RSUs that vest in equal monthly installments over a three (3) year period granted under the Company’s Equity Incentive Plan (the “EIP”);

(b) 1,600,000 time-based RSUs that vest in equal monthly installments over a three (3) year period granted as a special inducement award outside of the EIP with terms and conditions substantially similar to those set out in the EIP;

(c) 200,000 time-based options that vest in equal monthly installments over a three (3) year period granted under the Company’s Stock Option Plan (“Option Plan”);

(d) 1.2 million options granted under the Option Plan that vest as follows:

(i)	750,000 performance-based options that vest upon the Company’s achievement of an EV based on the 30-day volume weighted average trading price of the Shares on NASDAQ of at least $500 million; and

(ii)	450,000 performance-based options that vest upon the Company’s achievement of an EV based on the 30-day volume weighted average trading price of the Shares on NASDAQ of at least $1 billion; and

(e) conditional upon Shareholder Approval (as defined below), a grant of 3.5 million performance-based options under the Option Plan that vest as follows:

(i)	1,000,000 options that vest upon the Company’s achievement of an annual adjusted EBITDA of at least $40 million in any fiscal year;

(ii)	1,000,000 options that vest upon the Company’s achievement of an annual adjusted EBITDA of at least $65 million in any fiscal year;

(iii)	1,500,000 options that vest upon the Company’s achievement of an annual adjusted EBITDA of at least $90 million in any fiscal year;

(f) conditional upon Shareholder Approval (as defined below), a grant of 4.3 million performance-based options under the Option Plan that vest as follows:

(i)	800,000 options that vest upon the Company’s achievement of an EV based on the 30-day volume weighted average trading price of the Shares on NASDAQ of at least $1 billion;

(ii)	500,000 options that vest upon the Company’s achievement of an EV based on the 30-day volume weighted average trading price of the Shares on NASDAQ of at least $2 billion;

(iii)	500,000 options that vest upon the Company’s achievement of an EV based on the 30-day volume weighted average trading price of the Shares on NASDAQ of at least $2.5 billion;

(iv)	500,000 options that vest upon the Company’s achievement of an EV based on the 30-day volume weighted average trading price of the Shares on NASDAQ of at least $3 billion;

(v)	500,000 options that vest upon the Company’s achievement of an EV based on the 30-day volume weighted average trading price of the Shares on NASDAQ of at least $3.5 billion;

(vi)	500,000 options that vest upon the Company’s achievement of an EV based on the 30-day volume weighted average trading price of the Shares on NASDAQ of at least $4 billion;

(vii)	500,000 options that vest upon the Company’s achievement of an EV based on the 30-day volume weighted average trading price of the Shares on NASDAQ of at least $4.5 billion; and

(viii)	500,000 options that vest upon the Company’s achievement of an EV based on the 30-day volume weighted average trading price of the Shares on NASDAQ of at least $5 billion.

(g) all options included in the New Hire Grants will have a term of 10 years;

(h) the foregoing New Hire Equity Awards will be granted effective on the Effective Date based on a market price, including for purposes of the exercise price of the stock options, of the Company’s common shares equal to the 10-day volume weighted average price of the common shares of the Company as reported by TSX (calculated by dividing the total value by the total volume of securities traded for the ten (10) trading days before the date of grant) or, if greater, the closing price on the date of grant on the TSX or on NASDAQ, whichever is higher.

(i) the New Hire Equity Awards shall be set out in award agreements between the Company and the Executive which shall be in the form attached as Schedule B.

“Shareholder Approval” means approval by a majority of disinterested shareholders of the Company at a duly called meeting of shareholders of an increase in the limits under the Option Plan, and ratification of the grants in Section 4.4(e) and Section 4.4(f), all in accordance with the requirements of the Toronto Stock Exchange.

4.5 Annual Equity Grant. The Executive is not eligible for annual equity grants beyond those provided for in this Agreement until the EV of the Company exceeds $5 billion. Upon the Company’s achievement of an EV of at least $5 billion, the Executive will be eligible for discretionary annual equity grants commensurate with the grants issued to other senior executives of the Company.

4.6 Employee Benefits. During the Term, the Executive shall be entitled to participate in all employee benefit plans, practices, and programs maintained by the Company, as in effect from time to time (collectively, “Employee Benefit Plans”), on a basis which is no less favorable than is provided to other senior executives of the Company, to the extent consistent with applicable law and the terms of the applicable Employee Benefit Plans. The Company’s current Employee Benefit Plans include health, medical, dental, vision, life and disability insurance plans in which the Executive is eligible to enroll as of the 31st day of employment. The Company reserves the right to amend or cancel any Employee Benefit Plans and its insurance carriers at any time in its sole discretion, subject to the terms of such Employee Benefit Plan and applicable law.

4.7 Vacation. During the Term, the Executive will be entitled to four (4) weeks of paid vacation per calendar year (pro-rated for partial years). Vacation entitlements, as to usage, carryover and payment for unused vacation, shall be in accordance with the Company’s vacation policy as in effect from time to time.

4.8 Business Expenses. In accordance with the Company’s expense reimbursement policy, the Executive will be entitled to reimbursement for all reasonable business expenses incurred by the Executive in connection with the performance of his duties hereunder, including without limitation, business travel expenses, upon the Executive’s presentation of valid receipts, expense statements or other supporting documentation for such expenses as the Company may reasonably require. Notwithstanding anything to the contrary in the Company’s expense reimbursement policy, the Executive shall be reimbursed for (i) first-class or charter air transportation for Executive on airline and route, including direct flights, selected by Executive, (ii) first class hotel accommodations in a five-star hotel, (iii) exclusive ground transportation to and from airports and locations at which the Executive’s presence is required, (iv) dues for executive elite airline, health and social clubs and (v) premiums paid with respect to a personal Side A directors’ and officers’ insurance policy with a coverage limit of up to $15 million to the extent the Executive is not provided with such coverage pursuant to Section 4.9(b).

4.9 Indemnification/Insurance.

(a) The Executive and the Company shall enter into the indemnification agreement set forth in Schedule A hereto.

(b) During the Term and for a period of six (6) years thereafter, the Company shall purchase and maintain, at its own expense, directors’ and officers’ liability insurance providing coverage, including Side A coverage with a limit of $15 million, to the Executive on terms that are no less favorable than the coverage provided to other directors and similarly situated executives of the Company.

4.10 Reimbursement of Fees. The Company agrees to reimburse the Executive in respect of reasonable legal fees, accounting fees and other expenses incurred by the Executive in the course of negotiating and completing this Agreement, conditional upon the Executive’s provision of reasonable supporting invoices/receipts. Such reimbursements will be made within 10 days of receipt by the Company of the supporting invoices/receipts.

4.11 Clawback Provisions. Notwithstanding any other provisions in this Agreement to the contrary, any amounts payable under this Agreement are subject to any policy (whether in existence as of the Effective Date or later adopted) established by the Company providing for clawback or recovery of amounts that were paid to the Executive to the extent required under any law, government regulation, or stock exchange listing requirement applicable to the Company The Company will make any determination for clawback or recovery in accordance with such law, regulation or listing requirement.

4.12 Taxation of Compensation.

(a) Executive and Company acknowledge that Executive will be rendering services hereunder as Chief Executive Officer for and on behalf of each corporation that constitute the Company. Company and Executive will work on an allocation methodology for the Executive’s compensation set forth in this Agreement based upon such measures as Company and Executive mutually agree that takes into consideration his work for each entity, does not violate any laws or regulations of any relevant jurisdiction or any stock exchange requirements on any exchange where Company shares are listed and for which an opinion has been received from a national accounting or law firm qualified to provide opinions on Canadian tax matters.

(b) Subject to the preceding paragraph, it is the intention of the parties that all stock option grants hereunder or the maximum amount approved by the Board be made in consideration of Executive’s services on behalf of Neptune Wellness Solutions Bien-Être Inc. (“Neptune”), that all RSU grants or the maximum amount approved by the Board be made in consideration of Executive’s services on behalf of Neptune Holdings USA, Inc. (“Holdings”), and that all cash bonuses and the LTI be allocated between each of Neptune and Holdings in such manner as determined by the Board immediately prior to payment, based upon Executive’s performance as Chief Executive Officer of each such corporation. Executive’s Base Salary shall be allocated between Neptune and Holdings after considering the factors set out in the preceding paragraph. Company and Executive reserve the right to mutually change the allocation of Base Salary from time to time.

5. Termination of Employment. The Term and the Executive’s employment under this Agreement may be terminated by either the Company or the Executive at any time and for any reason. Upon such termination, the Executive will be entitled to the compensation and benefits described in this Section 5 and will have no further rights to any compensation or any other benefits from the Company or any of its affiliates.

5.1 For Cause. The Executive’s employment hereunder may be terminated by the Company for Cause. In the event of such termination, the Executive will be entitled to receive:

(a) any accrued but unpaid Base Salary and accrued but unused vacation in accordance with Company policy, which will be paid on the pay date immediately following the Termination Date (as defined below);

(b) reimbursement for unreimbursed business expenses properly incurred by the Executive, which will be paid in accordance with the Company’s expense reimbursement policy; and

(c) all other payments, benefits or fringe benefits to which the Executive may be entitled under the terms of any applicable compensation arrangement or benefit or fringe benefit plan as of the Termination Date, if any; provided that, in no event will the Executive be entitled to any payments in the nature of severance or termination payments except as specifically provided herein (Items 5.1(a) through 5.1(c) are referred to herein collectively as the “Accrued Obligations”).

For purposes of this Agreement, “Cause” means:

(i)	the Executive’s willful and repeated failure to perform his duties (other than any such failure resulting from incapacity due to physical or mental illness);

(ii)	the Executive’s willful and repeated failure to comply with any valid and legal directive of the Board;

(iii)	the Executive’s conviction of or plea of guilty or no lo contendere to a charge of embezzlement, misappropriation or fraud;

(iv)

the Executive’s conviction of or plea of guilty or nolo contendere to a crime that constitutes a felony (or state law equivalent) and which would damage the Company’s reputation or be incompatible with or impair the Executive’s ability to discharge his duties hereunder;

(v)	the Executive’s willful violation of a written policy of the Company which is materially injurious to the Company or its affiliates, including the Company’s Code of Conduct; or

(vi)	the Executive’s material breach of any obligation under this Agreement or any other written agreement between the Executive and the Company;

except for a failure, breach, or refusal which, by its nature, cannot reasonably be expected to be cured, the Executive shall have ten (10) business days from the delivery of written notice by the Company within which to cure any acts constituting Cause. Notwithstanding anything in the foregoing to the contrary, Cause will not be considered to be the basis for the Executive’s termination unless the Executive has been given written notice of the facts alleged to give rise to Cause, an opportunity to appear before the Board with counsel, and the Board with the approval of at least two-thirds of the members of the Board (not counting the Executive), makes a written determination of Cause (which determination shall not be entitled to any deference or presumption).

For greater certainty, it is acknowledged and agreed that the Executive’s inability to act or to continue acting as CEO or acting CEO pending Health Canada security clearance or as a result of such security clearance being denied will not constitute Cause.

5.2 Resignation by Executive. The Executive’s employment hereunder may be terminated upon the Executive providing a notice of resignation with at least ninety (90) days’ written notice. In the event of any such termination, the Executive will be entitled to receive the Accrued Obligations and such other compensation and benefits as provided in this Agreement.

5.3 Non-Renewal by the Company/Termination Without Cause or for Good Reason. The Term and the Executive’s employment hereunder may be terminated by the Company without Cause or by the Executive for Good Reason. In the event of any such termination, or in the event the Company provides a notice of non-renewal to the Executive as set out in Section 1, then the Executive will be entitled to receive the Accrued Obligations, and subject to the Executive’s compliance with Sections 7 through 11 and his execution of a release of claims in favor of the Company, its affiliates and their respective officers and board members in a form acceptable to the Company (a “Release”) and such Release becoming effective and irrevocable within 60 days following the Termination Date, the Executive will be entitled to:

(a) an amount equal to:

(i) eighteen (18) months of the Executive’s then current Base Salary; plus

(ii) one and one-half (1.5) times the Executive’s then current Target Bonus;

payable in substantially equal installments for eighteen (18) months in accordance with the Company’s normal payroll practices, with the first such installment commencing on the payroll date following the date the Release becomes effective and irrevocable, provided that if the 60-day period spans two calendar years, the payments will commence in the second calendar year and will include all amounts that otherwise would have been paid had no delay been imposed;

(b) a pro-rated Bonus equal to the then-current Target Bonus for the year in which the Executive was terminated based on the number of days the Executive was employed, payable in a single lump sum on the payroll date following the date the Release becomes effective and irrevocable, provided that if the 60-day period spans two calendar years, the payment will be made in the second calendar year;

(c) a lump-sum payment equal to eighteen (18) months’ premiums at the rates in effect on the Termination Date for health coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”), less applicable withholding taxes, payable on the payroll date following the date the Release becomes effective and irrevocable, provided that if the 60-day period spans two calendar years, the payment will be made in the second calendar year;

(d) the treatment of the Executive’s outstanding equity awards shall be determined in accordance with the terms of the Company’s applicable equity incentive plan(s) and any applicable award agreements, except that notwithstanding the foregoing, and notwithstanding any term in the Company’s applicable equity incentive plan(s) or any applicable award agreements:

(i)	all of the Executive’s unvested equity awards shall continue to vest for eighteen (18) months from the Termination Date; and

(ii)	all of the Executive’s stock options shall remain exercisable for the remainder of their full term, as set out in the applicable award agreement(s), provided that for certainty only vested stock options (including those that vest after the Termination Date) may be exercised by the Executive; and

(e) the Executive will continue to remain eligible to receive the LTI for eighteen (18) months after the Termination Date and, if the LTI Condition is met and fully satisfied within such period, the Executive will receive payment of the LTI within ten (10) days after the date on which the LTI Condition has been satisfied, provided the Release has become irrevocable as set out above and further, provided that if the 60-day period spans two calendar years, the payment will be made in the second calendar year.

For purposes of this Agreement, “Good Reason” shall mean the occurrence, of any of the following, in each case during the Term without the Executive’s written consent:

(i)	Executive is required to act as acting CEO pending Health Canada security clearance and if clearance is not obtained and he is unable to continue as CEO or acting CEO as a result;

(ii)	a reduction in the Executive’s Base Salary;

(iii)	a reduction in the Executive’s Target Bonus;

(iv)	any material breach by the Company of any provision of this Agreement;

(v)

a material, adverse change in the Executive’s title, authority, duties, or responsibilities (other than temporarily while the Executive is physically or mentally incapacitated or as required by applicable law);

(vi)	failure of the Company to obtain Shareholder Approval;

(vii)	a change in the reporting structure so that not all of the officers of the Company report directly or indirectly to the Executive;

(viii)	a change in the Executive’s place of employment;

(ix)	Executive fails to be appointed to the Board or ceases to be a member of the Board as a result of any occurrence other than his voluntary resignation; or

(x)

a successor or assign of the Company fails to specifically assume the obligations of the Company under this Agreement, unless such obligations are binding on the successor or assign by operation of law.

The Executive cannot terminate the Executive’s employment for Good Reason unless the Executive has provided written notice to the Company of the existence of the circumstances providing grounds for termination for Good Reason within sixty (60) days of the Executive’s becoming aware of such grounds and the Company has had at least thirty (30) days from the date on which such notice is provided to cure such circumstances. If, after such thirty (30) day cure period the Executive believes that Good Reason still exists, the Executive has sixty (60) days to terminate the Executive’s employment, otherwise the Executive will be deemed to have waived the Executive’s right to terminate for Good Reason with respect to such grounds.

5.4 Change in Control. Notwithstanding any other provision contained herein, upon the occurrence of a Change in Control (as defined in the EIP), the Executive will be entitled to:

(a) payment of the LTI, if the LTI Condition has been met based on the implied EV under the Change in Control transaction for the Company as of immediately prior to closing of the Change in Control transaction, payable within ten (10) days following the date on which the Change in Control occurs;

(b) the treatment of the Executive’s outstanding equity awards shall be determined in accordance with the terms of the Company’s applicable equity incentive plan(s) or any applicable award agreements, except that notwithstanding the foregoing, and notwithstanding any term in the Company’s applicable equity incentive plan(s) or any applicable award agreements:

(i)	all of the Executive’s unvested equity awards shall become fully and 100% vested;

(ii)

all of the Executive’s equity awards that are stock options that have vested (including after giving effect to paragraph 5.4(b)(i) above), shall remain exercisable for the remainder of their full term, as set out in the applicable award agreement(s); and

(iii)

Notwithstanding the foregoing, the Executive will only vest in outstanding equity awards that constitute deferred compensation within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) if the Change in Control constitutes a “change in control event” within the meaning of Treasury Regulation section 1.409A-3(i)(5)(i).

5.5 Termination After a Change in Control. Notwithstanding any other provision contained herein, if the Executive’s employment hereunder is terminated by the Executive as a voluntary resignation with or without Good Reason, by the Company on account of its failure to renew the Agreement in accordance with Section 1 or without Cause (in all cases other than on account of the Executive’s death or disability, as that term is defined under any long-term disability plan maintained by the Company and covering the Executive), in each case within twenty-four (24) months following a Change in Control (as defined in the EIP), then the Executive will be entitled to receive the Accrued Obligations, and subject to the Executive’s compliance with Sections 7 through 11 and his execution of a Release and such Release becoming effective and irrevocable within 60 days following the Termination Date, the Executive will be entitled to:

(a) an amount equal to the sum of:

(i)	twenty-four (24) months of the Executive’s then-current Base Salary;

(ii)	two (2) times the Executive’s then current Target Bonus; and

(iii)	a pro-rated Bonus equal to the then current Target Bonus for the year in which the Executive was terminated based on the number of days the Executive was employed;

payable as a lump-sum in accordance with the Company’s normal payroll practices following the date the Release becomes effective and irrevocable, provided that if the 60-day period spans two calendar years, the payment will be made in the second calendar year; and

(b) a lump-sum payment equal to eighteen (18) months’ premiums at the rates in effect on the Termination Date for health coverage under COBRA, less applicable withholding taxes, payable on the payroll date following the date the Release becomes effective and irrevocable, provided that if the 60- day period spans two calendar years, the payment will be made in the second calendar year.

Notwithstanding the foregoing, if the Change in Control does not constitute a “change in control event” within the meaning of Treasury Regulation section 1.409A-3(i)(5)(i), the amounts payable pursuant to Sections 5.5(a)(i) and (ii) of this Agreement will be payable in substantially equal installments for twenty- four (24) months in accordance with the Company’s normal payroll practices, with the first such installment commencing on the payroll date following the date the Release becomes effective and irrevocable, provided that if the 60-day period spans two calendar years, the payments will commence in the second calendar year and will include all amounts that otherwise would have been paid had no delay been imposed.

5.6 Death. The Executive’s employment hereunder will terminate automatically upon the Executive’s death during the Term. In the event of such termination, the Executive or the Executive’s estate or beneficiaries, as the case may be, will be entitled to receive the Accrued Obligations.

5.7 Notice of Termination. Any termination of the Executive’s employment hereunder by the Company or by the Executive during the Term (other than termination pursuant to Section 5.5 on account of the Executive’s death) will be communicated by written notice of termination (“Notice of Termination”) to the other party hereto in accordance with Section 25. The Notice of Termination will specify (i) the termination provision of this Agreement relied upon, (ii) to the extent applicable, the facts and circumstances claimed to provide a basis for termination of the Executive’s employment under the provision so indicated, and (iii) the applicable Termination Date, which will take into account any cure period required under Section 5.1.

5.8 Termination Date. The Executive’s “Termination Date” will be:

(a) if the Executive’s employment hereunder terminates on account of the Executive’s death, the date of the Executive’s death;

(b) if the Employee’s employment is terminated pursuant to an order made by any regulatory authority having jurisdiction to so order, the effective date specified in such order.

(c) if the Company terminates the Executive’s employment hereunder for any reason, the date specified in the Notice of Termination, provided that it shall not include any period of contractual notice, reasonable notice, salary continuation or deemed employment that the Company may be required at law to provide;

(d) if the Executive terminates his employment hereunder under Section 5.2, the date specified in the Notice of Termination, which will be no less than 90 days following the date on which the Notice of Termination is delivered; provided that, the Company reserves the right to waive all or any part of the 90-day notice period by giving written notice to the Executive of such waiver and payment of Base Salary in respect of the number of days’ notice waived, and for all purposes of this Agreement, upon such waiver, the Executive’s Termination Date will be determined by reference to any such waiver.

5.9 Section 280G.

(a) If any of the payments or benefits received or to be received by the Executive (including, without limitation, any payment or benefits received in connection with a Change in Control or the Executive’s termination of employment, whether pursuant to the terms of this Agreement or any other plan, arrangement, or agreement, or otherwise) (all such payments collectively referred to herein as the “280G Payments”) (i) constitute ““parachute payments”“ within the meaning of Section 280G of the Code, and (ii) would be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then the Executive’s benefits under this Agreement shall be either (A) delivered, subject to any applicable tax or other withholdings, in full, or (B) delivered, subject to any applicable tax or other withholdings, to such lesser extent as would result in no portion of such benefits being subject to the Excise Tax, whichever of the foregoing amounts, taking into account the applicable federal, state and local income and employment taxes and the Excise Tax, results in the receipt by Executive, on an after-tax basis, of the greatest amount of benefits, notwithstanding that all or some portion of such benefits may be taxable under Section 4999 of the Code. In the event that 280G Payments are to be reduced in accordance with this Section 5.9(a), 280G Payments will be reduced in the following order: (i) cash payments not subject to Section 409A of the Code; (ii) cash payments subject to Section 409A of the Code; (iii) option acceleration; (iv) RSUs; and (v) non- cash forms of benefits. To the extent any such payment is to be made over time (e.g., in installments, etc.), then the payments shall be waived in reverse chronological order.

(b) All calculations and determinations under this Section 5.9 shall be made by an independent accounting firm or independent tax counsel appointed by the Company and agreed to by the Executive (the “Tax Counsel”) whose determinations shall be conclusive and binding on the Company and the Executive for all purposes. For purposes of making the calculations and determinations required by this Section 5.9, the Tax Counsel may rely on reasonable, good faith assumptions and approximations concerning the application of Section 280G and Section 4999 of the Code. The Company and the Executive shall furnish the Tax Counsel with such information and documents as the Tax Counsel may reasonably request in order to make its determinations under this Section 5.9. The Company shall bear all costs the Tax Counsel may reasonably incur in connection with its services.

5.10 Resignation of All Other Positions. Upon termination of the Executive’s employment hereunder for any reason, the Executive will resign and be deemed to have resigned from all positions that the Executive holds as an officer or member of the Board (or a committee thereof) of the Company or any of its affiliates.

5.11 No Mitigation or Set-Off. Notwithstanding any other provision of this Agreement, no payments or benefits payable to the Executive pursuant to Sections 5.3 or 5.5 of this Agreement will be reduced by any payments, revenues or benefits received by the Executive from any other source whatsoever. Without limiting the generality of the foregoing, the parties acknowledge and agree that the Executive will not be required to mitigate damages by seeking other employment or otherwise, nor will any payment or benefit provided for under Section 5.3 or 5.5 be reduced in any respect in the event that the Executive secures or does not pursue alternative employment or gainful activity following the Executive’s termination of employment with the Company.

6. Cooperation. The parties agree that certain matters in which the Executive will be involved during the Term may necessitate the Executive’s cooperation in the future. Accordingly, following the termination of the Executive’s employment for any reason, to the extent reasonably requested by the Board and taking into account the Executive’s other duties and obligations, the Executive will, upon reasonable advance notice, cooperate with the Company in connection with matters arising out of the Executive’s service to the Company, including, without limitation, any litigation matters; provided that the Company will make reasonable efforts to minimize disruption of the Executive’s other activities. The Company will reimburse the Executive for reasonable expenses incurred in connection with such cooperation, including travel expenses, and will compensate the Executive at an hourly rate for all time spent on such matters based on the Executive’s Base Salary and Target Bonus as of the Termination Date.

7. Confidential Information. The Executive understands and acknowledges that during the course of employment with the Company, the Executive will have access to and will learn about confidential, secret, and proprietary documents, materials, and other information, in tangible and intangible form, of and relating to the Company and its businesses and existing and prospective customers, suppliers, investors, affiliates and other associated third parties (“Confidential Information”). The Executive further understands and acknowledges that this Confidential Information and the Company’s ability to reserve it for the exclusive knowledge and use of the Company is of great competitive importance and commercial value to the Company, and that improper use or disclosure of the Confidential Information by the Executive might cause the Company to incur financial costs, loss of business advantage, liability under confidentiality agreements with third parties, civil damages, and criminal penalties.

Confidential Information includes all confidential or proprietary information, intellectual property (including trade secrets) and confidential facts relating to or used or proposed to be used in the business, affairs or property of the Company and its affiliates, including, without limitation (i) all information which is confidential based upon its nature or the circumstances surrounding its disclosure and which was acquired by the Executive during any period in which the Executive was affiliated with the Company in any capacity, including as an employee, and (ii) any confidential information relating to the Company’s and its affiliates’ business policies, processes and templates, strategies, operations, finances, plans or opportunities. The Executive understands that the above list is not exhaustive, and that Confidential Information also includes other information that is marked or otherwise identified as confidential or proprietary, or that would otherwise appear to a reasonable person to be confidential or proprietary in the context and circumstances in which the information is known or used. Confidential Information does not include information that is generally available to and known by the public at the time of disclosure to the Executive provided that, such disclosure is not through the Executive’s direct or indirect fault.

The Executive agrees not to directly or indirectly disclose, publish, communicate, or make available Confidential Information, or allow it to be disclosed, published, communicated, or made available, in whole or part, to any entity or person whatsoever without the prior consent of an authorized officer acting on behalf of the Company (and then, such disclosure shall be made only within the limits and to the extent of such consent). Nothing in this Agreement shall be construed to prevent disclosure of Confidential Information by the Executive in the course of performing his services under this Agreement or as may be required by applicable law or regulation, or pursuant to the valid order of a court of competent jurisdiction or an authorized government agency, provided that the disclosure does not exceed the extent of disclosure required by such law, regulation, or order and that the Executive promptly provide written notice of any such order and any such disclosure to an authorized officer of the Company.

Notice of Immunity Under the Economic Espionage Act of 1996, as amended by the Defend Trade Secrets Act of 2016. Notwithstanding any other provision of this Agreement:

(i)	The Executive will not be held criminally or civilly liable under any federal or state trade secret law for any disclosure of a trade secret that:

(A)

is made (1) in confidence to an authorized federal, state, or local government official, either directly or indirectly, or to an attorney, and (2) solely for the purpose of reporting or investigating a suspected violation of law; or

(B)	is made in a complaint or other document filed under seal in a lawsuit or other proceeding.

(ii)

If the Executive files a lawsuit for retaliation by the Company for reporting a suspected violation of law, the Executive may disclose the Company’s trade secrets to the Executive’s attorney and use the trade secret information in the court proceeding if the Executive files any document containing trade secrets under seal and does not disclose trade secrets, except pursuant to court order.

8. Non-solicitation of Employees. During the Term and for eighteen (18) months after the Termination Date, the Executive will not, and will not assist, directly or indirectly any other person to (i) solicit or induce in any capacity any employee of the Company or any of its affiliates, or solicit or seek to persuade any employee of the Company or any of its affiliates, who works in a managerial, marketing, sales, distribution, research or senior capacity to discontinue such employment, or (ii) call on, solicit, induce, influence or encourage any independent contractor providing services to the Company or any of its affiliates to terminate or diminish its relationship with them. Notwithstanding the foregoing, (a) the Executive, his family office and their respective affiliates shall be permitted to conduct general, non- directed solicitation advertisements or web postings for employment, invite individuals to connect on LinkedIn or similar websites or utilize an independent employment search firm who has been instructed not to target employees of the Company or any of its affiliates and (b) the Executive, his family office and their respective affiliates may solicit to hire, and hire, any employee of the Company or any of its affiliates who was terminated by the same at any time after, and only after, the observance of a six (6) month no - contact period to commence upon such employee’s effective termination date.

9. Non-Solicitation of Customers. During the Term and for eighteen (18) months after the Termination Date, the Executive will not, and will not assist, directly or indirectly any other person to solicit the patronage of, or attempt to sell to any Restricted Customer or Prospective Customer for purposes of providing products or services competitive with the products and services offered by the Company. “Restricted Customer” means any individual, partnership, corporation or other legal entity to whom the Company sold products or provided services at any time during the 12 month period prior to the Termination Date and with whom the Executive communicated or about whom the Executive had knowledge of trade secrets or Confidential Information, and “Prospective Customer” means any individual, partnership, corporation or other legal entity from whom the Company solicited business at any time during the 12 month period prior to the Termination Date and with whom the Executive communicated or about whom the Executive had knowledge of trade secrets or Confidential Information.

10. Non-competition. Subject to the last sentence of Section 2.2(a), during the Term and for any of the twelve (12) months after the Termination Date, the Executive will not to engage in any Competitive Activity within the United States or Canada. “Competitive Activity” means to, directly or indirectly, in whole or in part, engage in, provide services to, or otherwise participate in, whether as an employee, employer, owner, operator, manager, advisor, consultant, agent, partner, director, stockholder, officer, or any other similar capacity, any entity engaged in a business that is competitive with the business of the Company.

11. Non-disparagement. The Executive agrees and covenants that he will not at any time make, publish or communicate to any person or entity or in any public forum any defamatory or disparaging remarks, comments or statements concerning the Company, or any of its employees, officers or directors. The Company also agrees and covenants that it will cause the officers, directors and spokespersons of the Company to not at any time make, publish or communicate to any person or entity in any public forum any defamatory or disparaging remarks, comments or statements concerning the Executive. Notwithstanding the foregoing, statements made (i) in the course of sworn testimony in administrative, judicial or arbitral proceedings (including, without limitation, depositions in connection with such proceedings) or (ii) in the normal course of business and in connection with the Executive’s performance of his job duties (such as, for example, providing negative performance feedback to direct reports) shall not be subject to this Section 11.

12. Acknowledgement.

12.1 The Executive acknowledges and agrees that (i) the services to be rendered by him to the Company are of a special and unique character, (ii) the Executive will obtain knowledge and skill relevant to the Company’s industry, methods of doing business and marketing strategies by virtue of the Executive’s employment, and (iii) the restrictive covenants and other terms and conditions of this Agreement are reasonable and reasonably necessary to protect the legitimate business interest of the Company.

12.2 The Executive acknowledges and agrees that (i) the amount of his compensation reflects, in part, his obligations and the Company’s rights under Sections 7 through 11, (ii) that he has no expectation of any additional compensation, royalties or other payment of any kind not otherwise referenced herein in connection herewith, and (iii) that he will not be subject to undue hardship by reason of his full compliance with the terms and conditions of Sections 7 through 11 or the Company’s enforcement thereof.

13. Remedies. In the event of a breach or threatened breach by the Executive of Section 7, Section 8, Section 9, Section 10 or Section 11, the Executive hereby consents and agrees that the Company will be entitled to seek, in addition to other available remedies, specific performance, a temporary or permanent injunction or other equitable relief against such breach or threatened breach from any court of competent jurisdiction, without the necessity of showing any actual damages or that money damages would not afford an adequate remedy, and without the necessity of posting any bond or other security. Such equitable relief will be in addition to, not in lieu of, legal remedies, monetary damages or other available forms of relief.

14. Proprietary Rights.

14.1 Work Product. The Executive acknowledges and agrees that all writings, works of authorship, software, inventions, ideas and other work product of any nature whatsoever, that are created, prepared, produced, authored, edited, amended, conceived or reduced to practice by the Executive individually or jointly with others during the Term and directly and solely in the performance of the Executive’s job duties for the business or contemplated business or development of the Company (regardless of when or where the Work Product is prepared or whose equipment or other resources is used in preparing the same) (“course of employment”) and all printed, physical and electronic copies, all improvements, rights and claims related to the foregoing, and other tangible embodiments thereof (collectively, “Work Product”) will be the sole and exclusive property of the Company. For purposes of this Agreement, Work Product includes, but is not limited to, Company information, including plans, publications, strategies, agreements, documents, contracts, terms of agreements, negotiations, manuals, reports, market studies, formulae, notes, communications, marketing information, advertising information and sales information. Notwithstanding the foregoing and for the avoidance of doubt, Work Product shall not include any books, writings, speeches or other works of authorship, technologies, software, inventions, designs, materials, artwork, content, concepts, processes, discoveries, or any other tangible or intangible intellectual property, including any “moral rights” or “artists rights” in any of the foregoing, created by Executive (whether alone or jointly with others) prior to the Effective Date of this Agreement or after the Effective Date of this Agreement if not created in the course of employment (collectively, the “Executive Work Product”). Company acknowledges and agrees that it shall have no rights in and to any of the Executive Work Product, or any income derived from the Executive Work Product, and shall not challenge the validity or ownership of the Executive Work Product.

14.2 Assignment of Rights. The Executive will promptly and fully disclose all Work Products to the Company. The Executive hereby assigns and agrees to assign to the Company (or as otherwise directed by the Company) the Executive’s full right, title and interest in and to all Work Products. The Executive agrees to execute any and all applications for domestic and foreign patents, copyrights or other proprietary rights and to do such other acts (including without limitation the execution and delivery of instruments of further assurance or confirmation) requested by the Company to assign the Work Products to the Company and to permit the Company to enforce any patents, copyright or other proprietary rights to the Work Products. The Executive will not charge the Company for time spent in complying with these obligations, except for time spent following the Executive’s termination of employment hereunder, in which case the Company will reimburse the Executive for reasonable expenses incurred in connection with such cooperation, including travel expenses, and will compensate the Executive at an hourly rate for all time spent on such matters based on the Executive’s Base Salary and Target Bonus as of the Termination Date. All copyrightable works that the Executive creates, except for copyrightable works embodied in the Executive Work Product, will be considered “work made for hire”. The Executive irrevocably waives to the greatest extent permitted by law, for the benefit of the Company, all the Executive’s moral rights (if any) in the Work Products, including any right to the integrity of any Work Products, any right to be associated with any Work Products and any right to restrict or prevent the modification or use of any Work Products in any way whatsoever.

15. Return of Property. Upon (i) termination of the Executive’s employment for any reason, or (ii) the Company’s request at any time during the Executive’s employment, the Executive will return to the Company all property belonging to the Company and its predecessors, successors, affiliates or related companies, including all documents in any format whatsoever, including electronic format, that is in his possession or control, and the Executive agrees not to retain any copies of such property in any format whatsoever.

16. No Obligations to Former Employer. The Executive hereby acknowledges that the Executive is not under any obligation to any former employer or any person, firm, or corporation which would prevent, limit, or impair in any way the performance by the Executive of the Executive’s duties as an employee of the Company. Notwithstanding the foregoing, the Company acknowledges and agrees that Executive is subject to non-compete provisions as CEO of the Schmidt’s Naturals brand which restricts his ability to engage in the “development, production, manufacture, marketing, sale or distribution of natural deodorants, soaps, and toothpastes” or to compete with Schmidt’s businesses “in which [Executive] were materially involved[,] had material management responsibility and/or . . . held material confidential information” until after December 31, 2020. Until after December 31, 2020, the Company agrees that it shall use its reasonable best efforts to ensure that the Company’s activities do not result in a direct or indirect breach by Executive of his obligations not to engage in the “development, production, manufacture, marketing, sale or distribution of natural deodorants, soaps, and toothpastes” or to compete with Schmidt’s artificial intelligence project and its mouthwash, laundry, disinfectant wipes and cleaning spray businesses.

17. Governing Law. This Agreement, for all purposes, will be construed in accordance with the laws of the State of Florida without regard to conflicts of law principles.

18. Entire Agreement. Unless specifically provided herein, this Agreement contains all of the understandings and representations between the Executive and the Company pertaining to the subject matter hereof and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to such subject matter. The parties mutually agree that the Agreement can be specifically enforced in court and can be cited as evidence in legal proceedings alleging breach of the Agreement.

19. Modification and Waiver. No provision of this Agreement may be amended or modified unless such amendment or modification is agreed to in writing and signed by the Executive and by the Company. No waiver by either of the parties of any breach by the other party hereto of any condition or provision of this Agreement to be performed by the other party hereto will be deemed a waiver of any similar or dissimilar provision or condition at the same or any prior or subsequent time, nor will the failure of or delay by either of the parties in exercising any right, power or privilege hereunder operate as a waiver thereof to preclude any other or further exercise thereof or the exercise of any other such right, power or privilege.

20. Severability. Should any provision of this Agreement be held by a court of competent jurisdiction to be enforceable only if modified, or if any portion of this Agreement will be held as unenforceable and thus stricken, such holding will not affect the validity of the remainder of this Agreement, the balance of which will continue to be binding upon the parties with any such modification to become a part hereof and treated as though originally set forth in this Agreement.

The parties further agree that any such court is expressly authorized to modify any such unenforceable provision of this Agreement in lieu of severing such unenforceable provision from this Agreement in its entirety, whether by rewriting the offending provision, deleting any or all of the offending provision, adding additional language to this Agreement or by making such other modifications as it deems warranted to carry out the intent and agreement of the parties as embodied herein to the maximum extent permitted by applicable law.

The parties expressly agree that this Agreement as so modified by the court will be binding upon and enforceable against each of them. In any event, should one or more of the provisions of this Agreement be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability will not affect any other provisions hereof, and if such provision or provisions are not modified as provided above, this Agreement will be construed as if such invalid, illegal or unenforceable provisions had not been set forth herein.

21. Captions. Captions and headings of the sections and paragraphs of this Agreement are intended solely for convenience and no provision of this Agreement is to be construed by reference to the caption or heading of any section or paragraph.

22. Counterparts. This Agreement may be executed in separate counterparts, each of which will be deemed an original, but all of which taken together will constitute one and the same instrument.

23. Tolling. Should the Executive violate any of the terms of the restrictive covenant obligations articulated herein, the obligation at issue will run from the first date on which the Executive ceases to be in violation of such obligation.

24. Successors and Assigns. This Agreement is personal to the Executive and will not be assigned by the Executive. Any purported assignment by the Executive will be null and void from the initial date of the purported assignment. The Company may assign this Agreement to any successor or assign (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of the Company. This Agreement will inure to the benefit of, and be binding upon, the Company and its successors and assigns, and the Company’s successors and assigns shall specifically assume the obligations of the Company under this Agreement, unless such obligations are binding on the successor or assign by operation of law.

25. Notice. Notices and all other communications provided for in this Agreement will be in writing and will be delivered personally or sent by registered or certified mail, return receipt requested, or by overnight carrier to the parties at the addresses set forth below (or such other addresses as specified by the parties by like notice):

If to the Company:

Neptune Wellness Solutions Inc.

545 Promenade du Centropolis

Suite 100

Laval, Québec

H7T 0A3

Attention: Chairman

If to the Executive:

To his address on file with the Company

26. Representations and Warranties of the Executive. The Executive represents and warrants to the Company that:

26.1 The Executive’s acceptance of employment with the Company and the performance of his duties hereunder will not conflict with or result in a violation of, a breach of, or a default under any contract, agreement, or understanding to which he is a party or is otherwise bound.

26.2 The Executive’s acceptance of employment with the Company and the performance of his duties hereunder will not violate any non-solicitation, non-competition, or other similar covenant or agreement of a prior employer.

26.3 The Executive has not (i) committed a “bad actor” event under Rule 506(d)(1) of Regulation D under the Securities Act of 1933, (ii) pled guilty to or been found guilty of an Offence, or served as a director, officer, promoter, insider, or control person of an entity at the time of events that resulted in the entity doing so, and (iii) is not currently subject to, or serving as a director, officer, promoter, insider, or control person of an entity that is currently subject to a current charge, indictment or proceeding for an Offence. For purposes of this Section 26.3, an “Offense” is : (a) a misdemeanour or felony under the criminal legislation of the United States of America, or any state or territory therein, (b) a summary conviction or indictable offence under the Criminal Code (Canada); (c) a quasi-criminal offence (for example under the Income Tax Act (Canada), the Immigration Act (Canada) or the tax, immigration, drugs, firearms, money laundering or securities legislation of any jurisdiction, domestic or for foreign); or (d) an offence under the criminal legislation of any other jurisdiction outside of the United States and Canada.

27. Currency. All dollar amounts herein are in US dollars.

28. Withholding; Section 409A.

28.1 The Company will have the right to withhold from any amount payable hereunder any Federal, state, provincial, territorial and local taxes in order for the Company to satisfy any withholding tax obligation it may have under any applicable law or regulation.

28.2 The parties intend that any amounts payable under this Agreement comply with, or are exempt from, the provisions of Section 409A of the Code, along with the rules, regulations and guidance promulgated thereunder by the Department of the Treasury or the Internal Revenue Service (collectively,

“Section 409A”) and this Agreement shall be interpreted and administered in a manner consistent with that intention. Notwithstanding anything herein to the contrary: (i) if at the time of Executive’s termination of employment with the Company, Executive is a “specified employee” as defined in Section 409A and the deferral of the commencement of any payments or benefits otherwise payable hereunder as a result of such termination of employment is necessary in order to prevent any accelerated or additional tax under Section 409A, then the Company will defer the commencement of the payment of any such payments or benefits hereunder (without any reduction in such payments or benefits ultimately paid or provided to Executive) until the date that is six (6) months following Executive’s termination of employment with the Company (or the earliest date as is permitted under Section 409A); and (ii) if any other payments of money or other benefits due to Executive hereunder could cause the application of an accelerated or additional tax under Section 409A, such payments or other benefits shall be deferred if deferral will make such payment or other benefits compliant under Section 409A, or otherwise such payment or other benefits shall be restructured, to the extent possible, in a manner determined by the Company in consultation with the Executive that does not cause such an accelerated or additional tax. With respect to any amount of expenses eligible for reimbursement or the provision of any in-kind benefits under this Agreement, to the extent such payment or benefit would be considered deferred compensation under Section 409A or is required to be included in Executive’s gross income for federal income tax purposes, such expenses (including, without limitation, expenses associated with in-kind benefits) will be reimbursed by the Company no later than December 31st of the year following the year in which Executive incurs the related expenses. In no event will the reimbursements or in-kind benefits to be provided by the Company in one taxable year affect the amount of reimbursements or in-kind benefits to be provided in any other taxable year, nor will Executive’s right to reimbursement or in-kind benefits be subject to liquidation or exchange for another benefit. A termination of employment will not be deemed to have occurred for purposes of any provision of this Agreement providing for the payment of any amounts or benefits subject to Section 409A upon or following a termination of employment unless such termination is also a “separation from service” (within the meaning of Section 409A), and notwithstanding anything contained herein to the contrary, the date on which such separation from service takes place will be the termination date. Any payments under this Agreement that may be excluded from Section 409A of the Code either as separation pay due to an involuntary separation from service or as a short-term deferral will be excluded from Section 409A of the Code to the maximum extent possible. For purposes of Section 409A of the Code, each installment payment provided under this Agreement will be treated as a separate payment.

29. Survival. Upon the termination of this Agreement, the respective rights and obligations of the parties hereto will survive such termination to the extent necessary to carry out the intentions of the parties under this Agreement.

30. Acknowledgment of Full Understanding. THE EXECUTIVE ACKNOWLEDGES AND AGREES THAT HE HAS FULLY READ, UNDERSTANDS AND VOLUNTARILY ENTERS INTO THIS AGREEMENT. THE EXECUTIVE ACKNOWLEDGES AND AGREES THAT HE HAS HAD AN OPPORTUNITY TO ASK QUESTIONS AND CONSULT WITH AN ATTORNEY OF HIS CHOICE BEFORE SIGNING THIS AGREEMENT.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

NEPTUNE SOLUTIONS BIEN-ÊTRE INC.	NEPTUNE HOLDINGS USA, INC.

/s/ John M. Moretz	/s/ John M. Moretz
Per: John M. Moretz	Per: John M. Moretz
Chairman of the board	Chairman of the board

/s/ Michael Cammarata
MICHAEL CAMMARATA